Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Central Pacific Financial Corp:

We consent to the incorporation by reference in the registration statement (No. 333‑141232, No. 333-188445, No. 333-119538, No. 333-196873, and No. 333-211155) on Form S-8 of Central Pacific Financial Corp. of our reports dated March 1, 2017, with respect to the consolidated balance sheets of Central Pacific Financial Corp. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of Central Pacific Financial Corp.

/s/ KPMG LLP
Honolulu, Hawaii
March 1, 2017